UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ESMARK INCORPORATED

(Name of Issuer)

Common Stock, $0.01 par value (“the Common Stock”)

(Title of Class of Securities)

296475106

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2000

with a copy to:

Daniel S. Sternberg

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 296475106	Page 2 of 10

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

48585-2

CUSIP No. 296475106	Page 3 of 10

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

23,740,689 (See Item 5)

8. SHARED VOTING POWER

None

9. SOLE DISPOSITIVE POWER

23,740,689 (See Item 5)

10. SHARED DISPOSITIVE POWER

None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,740,689 (See Item 5)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.1% (See Item 5)

14. TYPE OF REPORTING PERSON

IA, OO (See Item 4)

48585-2

CUSIP No. 296475106	Page 4 of 10

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on December 7, 2007 (the “Original Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction

In response to recently announced events, FMA submitted a letter, a copy of which is attached hereto as Exhibit D, to the Issuer’s Board of Directors.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a), (b)  Certain investment management clients of FMA (the “Investment Management clients”) own 23,740,689 shares of common stock, $0.01 par value, of the Issuer. Investment management contracts with FMA’s Investment Management clients grant to FMA sole voting and investment discretion over the securities owned by the Investment Management clients. Therefore, FMA may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 23,740,689 shares, representing approximately 60.1% of the outstanding shares of Common Stock.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-

48585-2

CUSIP No. 296475106	Page 5 of 10

3, of any of the Securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the Investment Management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Original Schedule 13D is amended by deleting Exhibit A and by adding the following:

Exhibit A: Executive Officers of Reporting Person

Exhibit D: Letter, dated May 22, 2008, from FMA to the Issuer’s Board of Directors

48585-2

CUSIP No. 296475106	Page 6 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2008

Franklin Mutual Advisers, LLC

By: /s/ BRADLEY TAKAHASHI

---------------------------------------

Name: Bradley D. Takahashi

Title: Vice President

48585-2

CUSIP No. 296475106	Page 7 of 10

EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Steven J. Gray	Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark L. Constant	Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Chief Legal Officer, FMA; Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA	Templeton Investment Counsel, LLC 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091
Eric C. Metallo	Assistant Secretary, FMA	Fiduciary Trust Company International 600 Fifth Avenue, 7th floor New York, NY 10020
Greta S. Gahl	Assistant Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

48585-2

CUSIP No. 296475106	Page 8 of 10

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

48585-2

CUSIP No. 296475106	Page 9 of 10

EXHIBIT D

[FRANKLIN MUTUAL ADVISERS, LLC LETTERHEAD]

May 22, 2008

VIA email to craig.heryford@bipc.com

May 21, 2008

Board of Directors

Esmark Inc.

1134 Market Street

Wheeling, WV 26003

Gentlemen:

As you can imagine, we have followed with keen interest the process to sell Esmark Inc. that the Board of Directors has pursued in recent weeks, including: Esmark’s agreements with Essar Steel Holdings Limited contemplating a cash sale of the company; the public response of the USW to the Essar agreements; the public proposal to the Board of Directors by OAO Severstal to acquire all outstanding Esmark shares for $17.00 per share in cash; and the USW’s public statement in which it strongly supports the Severstal acquisition proposal, reiterates its opposition to an Essar transaction and indicates again that it will seek to prevent the completion of an acquisition by Essar.

In light of these developments, we believe it is appropriate at this time for us, Esmark’s majority stockholder, to share our views with the Board of Directors and with our fellow stockholders regarding the two acquisition proposals currently on the table. We believe the comparison is not a difficult one.

Initially, it is our judgment, in view of the significant challenges Esmark has faced and will continue to face going forward as a stand-alone company, that the Board’s decision to pursue a cash sale of the entire company to a strong industry participant is the correct decision and one we will support.

While Essar and Severstal have each offered $17.00 per share, headline dollar amounts cannot be the end of the analysis. It goes without saying that transaction certainty and timing to closing are critical components of value and in this respect the two proposals could not be more different. As you well know, in contrast to the Severstal proposal (which enjoys union backing and has already satisfied the conditions imposed by the company’s CBA), the Essar proposal is subject, at the least, to the expiration of the USW’s lengthy “right to bid period” and, as the USW has repeatedly made abundantly clear, the union intends to enforce that right and other rights it asserts under its CBA and to actively oppose and seek to block the Essar transaction.

It seems clearly the case that the USW’s opposition to the Essar transaction will be difficult, if not impossible, to overcome and it is our judgment that this inescapable

48585-2

CUSIP No. 296475106	Page 10 of 10

element of the Essar proposal, both because of the delay it will involve under the best circumstances as well as the serious level of uncertainty it poses to the ultimate consummation of the deal, represents a very significant infirmity of the Essar transaction that could only be cured by obtaining USW support.

Accordingly, we urge the Board of Directors and management to maximize value, to move expeditiously to conclude an agreement with Severstal and to bring this opportunity to Esmark’s stockholders.

Very truly yours,

FRANKLIN MUTUAL ADVISERS, LLC

/s/ Peter Langerman

Peter Langerman, Chief Executive Officer

48585-2